Parkvale Financial Corporation
4220 William Penn Highway
Monroeville, PA 15146
(412) 373-7200
June 8, 2009
Via EDGAR and Overnight Mail
Mr. Christian Windsor, Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop – 4561
100 F Street, N.E.
Washington, DC 20549
Dear Mr. Windsor:
We are in receipt of your correspondence dated May 22, 2009 concerning our Form 10-K for June 30, 2008, File Number 0-17411. The specific comments refer to our Form 10-Q for the Quarterly Period ended March 31, 2009 and our response letter dated May 12, 2009.
Comment 1: We note your response to comment one from our letter dated April 1, 2009. Please provide the following so that we may better understand your impairment analysis.
Explain the basis for the assumptions used, specifically the recovery rate, discount rate, prepayment rate, and the additional deferral and defaults. Include in your response the thought process you considered in selecting the chosen rate as compared to any other considered rates and the substantive reasons supporting this determination.
The assumptions used were based on input from a variety of outside sources (Shay Government Securities, Vining Sparks IBG, Raymond James, Moody’s and First Tennessee) that were performing similar impairment tests on Intex ® software. The recovery rate used was 15% (after a 24 month lag), which we view as conservative considering the majority of deferring collateral is voluntary (not in default) and is permitted for up to 5 years under the debt contracts. We are aware of recovery rates being used by other institutions ranging from 10% up to 30%. This was brought to our attention by an FDIC examiner.
The discount rate used was the forward Libor curve that existed at March 31, 2009.
The prepayment assumption begins with no prepayments during the first 5 years as capital is scarce and there are no new pooled trust preferred deals being underwritten. We believe that 2% per annum after 5 years is a reasonable assumption. We are aware that Moody’s model uses zero prepayments through maturity for the reasons stated above. The prepayment speed in our pooled trust preferred portfolio is close to zero. We review this portfolio on a quarterly basis and if prepayment speeds change, adjustments to our analysis will be made in future quarters.

Securities and Exchange Commission
June 8, 2009

We generated 5 scenarios, ranging from 0% to 4% additional deferrals/defaults annually, and felt that 2% was the most realistic for the base case model. Our 3% (V4) and 4% (V5) additional annual deferral/default scenarios are used for stress testing. We considered the most recent quarter end of March 2009 to reflect economic stress that may not be indicative of long term performance. We expect to evaluate these securities on a quarterly basis and we will adjust our assumptions accordingly. First Tennessee currently uses a 1.5% deferral/default rate per annum when evaluating for OTTI on Pretsl issues.
Tell us the actual amount and percentage of deferrals and defaults experienced by the pooled and individual trust preferred securities in total, by individual security, by quarter, and compare these amounts to your assumptions.
The chart below shows the issue date of the pooled and individual trust preferred securities in our portfolio at December 31, 2007, June 30, 2008, December 31, 2008 and March 31, 2009 as well as the percentage of deferrals/defaults for each security. When we divide the number of years the deal has been in existence with the deferral/default percentage, the result were 0.31% at 12/07; 2.27% at 6/08, 3.71% at 12/08 and 4.37% at March 31, 2009. We do not consider the quarters ended December 31, 2008 and March 31, 2009 to be indicative of long term performance under more typical economic conditions. While some years and/or quarters will vary over time, we believe that 2% additional deferral/defaults annually is better to use as an average for modeling purposes because:
1)	We review these securities quarterly for OTTI and any changes in deferral/default percentages will be reflected in our discounted cash flow analysis assumptions.

2)	We do not believe it is practical to use a deferral/default rate not indicative of long term performance because we could potentially be impairing an asset prematurely when it may never become impaired.
The percentages calculated below include both deferring and defaulted issuers.
TRUST PREFERRED HOLDINGS- Deferral Rate Summary

				Years
				Since					Annual
	Deal	Note		Issue	12/07	6/08	12/08	3/09	Deferral
Cusip	Pooled issues	Class	Issue Date	Date	%	%	%	%	Rate
01449CAK6	Alesco 8	C1	8/4/2005	3.66	0.0%	5.3%	7.1%	10.2%	2.8%
01449TAB9	Alesco 9	A2A	12/15/2005	3.29	0.0%	6.9%	9.9%	10.0%	3.0%
01449WAD8	Alesco 10	C1	3/15/2006	3.05	0.8%	5.2%	8.8%	8.8%	2.9%

Securities and Exchange Commission
June 8, 2009

				Years
				Since					Annual
	Deal	Note		Issue	12/07	6/08	12/08	3/09	Deferral
Cusip	Pooled issues	Class	Issue Date	Date	%	%	%	%	Rate
01450AAD2	Alesco 11	C1	6/29/2006	2.76	0.0%	3.3%	9.5%	9.5%	3.4%
01450DAE4	Alesco 12	C1	10/12/2006	2.47	0.0%	3.6%	7.0%	9.2%	3.7%
014495AE5	Alesco 13	C1	11/30/2006	2.33	0.0%	5.0%	16.6%	19.4%	8.3%
01450BAD0	Alesco 15	C1	3/29/2007	2.01	0.0%	8.9%	10.9%	17.5%	8.7%
01450GAC1	Alesco 16	C	6/28/2007	1.76	0.0%	9.0%	9.4%	10.4%	5.9%
01450NAC6	Alesco 17	B	10/30/2007	1.42	0.0%	0.0%	8.5%	12.2%	8.6%
44984SAD8	I-PreTSL 3	B1	10/29/2003	5.42	4.3%	4.5%	5.5%	5.5%	1.0%
74040KAC6	PreTSL 2	Mezz	2/22/2001	8.11	8.7%	11.2%	13.2%	24.0%	3.0%
74040XAD6	PreTSL 9	B2	3/26/2003	6.02	0.0%	2.2%	6.1%	11.7%	1.9%
74042DAE6	PreTSL 20	B	12/15/2005	3.29	3.9%	3.9%	5.2%	11.8%	3.6%
74042QAA5	PreTSL 26	A1	6/21/2007	1.78	0.0%	3.4%	10.4%	12.9%	7.2%
87330WAG2	TBRNA 3	C1	9/29/2005	3.50	3.6%	15.1%	20.4%	28.0%	8.0%
89234NAB6	TPREF Fund 2	B	10/29/2002	6.42	0.0%	2.6%	7.5%	10.1%	1.6%
894126AD3	Trapeza 4	C1	10/21/2003	5.45	0.0%	3.0%	8.8%	17.8%	3.3%
89412RAD7	Trapeza 5	C1	12/18/2003	5.29	0.0%	6.1%	12.2%	15.0%	2.8%
894135AN2	Trapeza 13	D	8/15/2007	1.63	0.0%	0.0%	5.0%	6.2%	3.8%
894135AS1	Trapeza 13	E	8/15/2007	1.63	0.0%	0.0%	5.0%	6.2%	3.8%

	Single Issuer
066047AA9	Bank Of America		1/15/1997	12.21	0.0%	0.0%	0.0%	0.0%	0.0%
62874FAA7	Nations Bank Cap		1/15/1997	12.21	0.0%	0.0%	0.0%	0.0%	0.0%
21869MAA5	CoreStates Cap		2/15/1997	12.13	0.0%	0.0%	0.0%	0.0%	0.0%
446284AA9	Huntington Cap		6/15/1998	10.80	0.0%	0.0%	0.0%	0.0%	0.0%
702926AC0	Patriot Cap Trust		6/1/1997	11.84	0.0%	0.0%	0.0%	0.0%	0.0%
320653AC2	First Keystone		8/15/1997	11.63	0.0%	0.0%	0.0%	0.0%	0.0%
03074B100	Ameriserv		6/30/1998	10.76	0.0%	0.0%	0.0%	0.0%	0.0%
31982SAC9	First ComWealth		9/1/1999	9.59	0.0%	0.0%	0.0%	0.0%	0.0%
05527K207	BBC Cap Trust		3/31/2002	7.01	0.0%	0.0%	0.0%	100%	100%
The above listings do not reflect the 3 trust preferred holdings written off in March 2009. The holdings were Alesco 15 D; Alesco 16 D and US Capital 6 C. The above listing does include the three securities that were considered partially impaired at March 31, 2009, Taberna 3005-3A, Pretsl 2 and Trapeza 13 Class E.
Please confirm that the discount rate used in the impairment analysis is equal to the current yield used to accrete the beneficial interest, if not, explain how you determined the discount rate.
The discount rate used in the impairment analysis was equal to the current book yield. However, we are not accruing income on securities that are expected to take more than one year to resume cash payments of interest.
Explain how you use the results from different scenarios to determine if temporary impairment (OTTI) should be taken, including but not limited to how many scenarios out of the five need to show an impairment before you actually take an OTTI.
Please refer to Exhibit B that was provided in our correspondence of May 12, 2009, and is also included in this correspondence on page 6. Exhibit B lists the assumptions used and we provided

Securities and Exchange Commission
June 8, 2009

the reasoning for each assumption earlier in this letter. Our base case used for determining other than temporary impairments was Scenario V 3 (2% additional deferrals/defaults per annum for the next 5 years) then zero after. Five different present values of projected cash flow scenarios are shown (V1 to V5) ranging from 0% to 4% additional deferrals/defaults per year. V 4 and V 5 were considered stress tests and not used to determine the OTTI. If there was no impairment, 100% appears as shown under V 3, which indicates under these assumptions we expect to receive 100% of the present value of principal and interest by maturity.
On the bottom of Page 6, 3 of the securities are either zero or close to zero under Scenario V 1, V2 or V 3 so these investments were deemed to by OTTI. All three were not impaired and recorded 100% under V 1, V 2, and V 3 at December 31, 2008. Several others were considered partially impaired (identified as PW on page 6) because the discounted cash flow analysis under V3 indicated we may not receive 100% of principal and interest by maturity.
Comment 2: Please provide a table detailing the following information, as of March 31, 2009, for your trust preferred securities: deal name, single-issuer or pooled, class, book value, fair value, unrealized gain/loss, credit ratings, number of banks in issuance, deferrals and defaults as a percentage of collateral, and excess subordination after taking into account your best estimates of future interest deferrals and defaults.
The following requested schedules of our investments in pooled and individual trust-preferred securities as of March 31, 2009:
Trust Preferred Corporate Securities
As of March 31, 2009
(Dollar amounts in thousands)

		Pooled				Unrealized
		or Single	Note	Book	Fair	Gain				# of	Collateral	Deferring	Deferral
Cusip	Deal	Issuer	Class	Value	Value	(Loss)	Moody’s	S&P	Fitch	Issuers	Balance	Collateral	%
01449CAK6	Alesco 8	Pooled	C1	5,000	2,718	(2,282)	Ca	NR	A	81	662,750	67,900	10.2%
01449TAB9	Alesco 9	Pooled	A2A	4,496	2,828	(1,668)	Ba1	BB	AAA	79	651,574	65,000	10.0%
01449WAD8	Alesco 10	Pooled	C1	4,322	2,255	(2,067)	Ca	NR	A-	85	950,000	83,650	8.8%
01450AAD2	Alesco 11	Pooled	C1	4,667	2,244	(2,423)	Ca	NR	A-	72	659,595	62,600	9.5%
01450DAE4	Alesco 12	Pooled	C1	4,929	2,511	(2,418)	Ca	NR	A-	93	662,647	61,000	9.2%
014495AE5	Alesco 13	Pooled	C1	3,055	1,376	(1,679)	Ca	NR	A-	65	500,000	97,000	19.4%
01450BAD0	Alesco 15	Pooled	C1	1,676	984	(692)	Ca	NR	A-	64	667,000	117,000	17.5%
01450GAC1	Alesco 16	Pooled	C	2,873	1,662	(1,211)	Ca	NR	BBB	52	500,000	52,000	10.4%
01450NAC6	Alesco 17	Pooled	B	1,637	1,028	(609)	Ca	NR	AA	54	400,897	49,000	12.2%

Securities and Exchange Commission
June 8, 2009

		Pooled				Unrealized
		or Single	Note	Book	Fair	Gain				# of	Collateral	Deferring	Deferral
Cusip	Deal	Issuer	Class	Value	Value	(Loss)	Moody’s	S&P	Fitch	Issuers	Balance	Collateral	%
44984SAD8	I-PreTSL 3	Pooled	B1	4,813	3,598	(1,215)	B2	A-	A-	25	364,000	20,000	5.5%
74040KAC6	PreTSL 2	Pooled	Mezz	1,405	1,405	0	Ca	NR	BBB	35	310,300	74,500	24.0%
74040XAD6	PreTSL 9	Pooled	B2	1,000	707	(293)	Ca	NR	A	49	450,030	52,840	11.7%
74042DAE6	PreTSL 20	Pooled	B	3,744	2,250	(1,494)	Caa3	NR	AA	55	604,154	71,000	11.8%
74042QAA5	PreTSL 26	Pooled	A1	4,463	2,518	(1,945)	A1	BB	AAA	64	964,200	124,000	12.9%
87330WAG2	TBRNA 3	Pooled	C1	2,868	2,868	0	NR	BB+	C	62	736,554	206,125	28.0%
89234NAB6	TPREF Funding 2	Pooled	B	5,000	1,373	(3,627)	Caa3	NR	A-	34	345,900	35,000	10.1%
894126AD3	Trapeza 4	Pooled	C1	4,930	3,176	(1,754)	Ca	NR	A	49	392,823	70,000	17.8%
89412RAD7	Trapeza 5	Pooled	C1	4,970	3,257	(1,713)	Ca	NR	A	43	292,617	44,000	15.0%
894135AN2	Trapeza 13	Pooled	D	4,611	2,627	(1,984)	NR	NR	BBB	63	750,000	46,500	6.2%
894135AS1	Trapeza 13	Pooled	E	1,590	1,590	0	NR	NR	BBB	63	750,000	46,500	6.2%
	Subtotal	20		72,049	42,975	(29,074)

066047AA9	Bank Of America	Single	N/A	922	331	(591)	Baa3	BB-	BB	1	922	0	0.0%
62874FAA7	Nations Bank Cap	Single	N/A	1,966	679	(1,287)	Baa3	BB-	BB	1	1,966	0	0.0%
21869MAA5	CoreStates Cap	Single	N/A	2,754	1,518	(1,236)	A1	NR	AA-	1	2,754	0	0.0%
446284AA9	Huntington Cap	Single	N/A	441	132	(309)	Baa1	BB-	BBB+	1	441	0	0.0%
702926AC0	Patriot Cap Trust	Single	N/A	1,006	1,100	94	NR	NR	NR	1	1,006	0	0.0%
320653AC2	First Keystone	Single	N/A	714	732	18	NR	NR	NR	1	714	0	0.0%
03074B100	Ameriserv	Single	N/A	491	370	(121)	NR	NR	B+	1	491	0	0.0%
31982SAC9	First ComWealth	Single	N/A	1,000	871	(129)	NR	NR	BBB-	1	1,000	0	0.0%
05527K207	BBC Cap Trust 2	Single	N/A	54	54	0	NR	NR	NR	1	54	54	100.0%
	Subtotal	9		9,348	5,787	(3,561)

Grand total of Trust Preferred holdings				81,397	48,762	(32,635)

Notes: The Deferring Collateral Column includes deferrals that have not paid current interest payments as permitted by the debt instruments and defaults.

The above listings do not include 3 trust preferred holdings written off in March 2009 as follows:

				before writedown
01450BAF5	Alesco 15	Pooled	D	3,000	0	(3,000)	Ca	NR	BBB	64	667,000	117,000	17.5%
01450GAE7	Alesco 16	Pooled	D	1,835	0	(1,835)	Ca	NR	C	52	500,000	52,000	10.4%
903428AF7	US Capital 6	Pooled	C1	5,000	0	(5,000)	NR	NR	BBB		523,988	133,100	25.4%
From the listing above, all of the pooled trust preferred securities were rated below investment grade by at least one of the rating agencies. The pooled listing above shows identical holdings as reported in our May 12 response letter with additional columns of data added. With respect to the matter of excess subordination, the pooled holdings are projected to pay 100% of principal and interest under our base case (V3) scenario and the majority of the securities are also projected to pay 100% of principal and interest under our stress test V5 scenario which assumes 4% additional deferrals/defaults per annum. See Exhibit B, which contains the same information that appeared as an attachment to the May 12 response letter and is included in this letter as well.

Securities and Exchange Commission
June 8, 2009

Exhibit B
TRUST PREFERRED HOLDINGS as of March 31, 2009
Present Value of Cash Flow Analysis Summary
Assumptions:
1)	15% recovery rate on current deferrals/defaults with 24 month lag

2)	Forward Libor Curve

3)	Cash Flows run to maturity

4)	2% annual prepays starting March 2014

5)	Present value of projected cash flows discounted at book yield with alternative versions concerning deferrals by issuers

Scenario V 1 – No additional deferrals/defaults

Scenario V 2 – 1% additional deferrals/defaults for 5 years then 0%

Scenario V 3 – 2% additional deferrals/defaults for 5 years then 0% -this scenario is the Base case

Scenario V 4 – 3% additional deferrals/defaults for 5 years then 0%

Scenario V 5 – 4% additional deferrals/defaults for 5 years then 0%

			Present Value of Projected Cash Flows
Cusip	Deal	Par	V 1	V 2	V 3	V 4	V 5
01449CAK6	Alesco 8	$5,000,000	100%	100%	100%	92%	82%
01449TAB9	Alesco 9	$5,000,000	100%	100%	100%	100%	100%
01449WAD8	Alesco 10	$4,549,533	100%	100%	100%	100%	97%
01450AAD2	Alesco 11	$4,992,885	100%	100%	100%	95%	94%
01450DAE4	Alesco 12	$5,000,000	100%	100%	100%	100%	100%
014495AE5	Alesco 13	$3,034,201	100%	100%	100%	100%	83%
01450BAD0	Alesco 15 C	$2,000,000	100%	100%	100%	100%	75%
01450GAC1	Alesco 16 C	$3,200,000	100%	100%	100%	97.57%	78.04%
01450NAC6	Alesco 17	$2,000,000	100%	100%	100%	100%	100%
44984SAD8	I-PreTSL 3	$5,000,000	100%	100%	100%	100%	100%
74040KAC6	PreTSL 2 PW	$1,431,628	100%	96.26%	86.55%	77.15%	67.85%
74040XAD6	PreTSL 9	$1,000,000	100%	100%	100%	100%	100%
74042DAE6	PreTSL 20	$3,931,936	100%	100%	100%	100%	100%
74042QAA5	PreTSL 26	$4,925,958	100%	100%	100%	100%	100%
87330WAG2	TBRNA 3 PW	$5,000,000	100%	100%	100%	97.93%	67.34%
89234NAB6	TPREF Fund. 2	$5,000,000	100%	100%	100%	100%	100%
894126AD3	Trapeza 4	$5,000,000	100%	100%	100%	100%	88.20%
89412RAD7	Trapeza 5	$5,000,000	100%	100%	100%	100%	100%
894135AN2	Trapeza 13 D	$5,000,000	100%	100%	100%	100%	100%
894135AS1	Trapeza 13 E PW	$3,071,629	100%	100%	100%	69.17%	10.05%

Securities written off in March 2009:
01450BAF5	Alesco 15 D	$3,000,000	100%	66.47%	30.48%	0%	0%
01450GAE7	Alesco 16 D	$1,817,593	100%	84.71%	37.20%	0%	0%
903428AF7	US Captal 6	$5,000,000	0%	0%	0%	0%	0%

PW = this investment was partially written down in March 2009

Securities and Exchange Commission
June 8, 2009

Comment 3: Please tell us how much the default percentage would have to increase for you to recognize your first dollar of credit loss.
In addition to the deferral/default percentages shown on the bottom of page 2 and on page 3 under the 3/09 % column, the additional deferrals/defaults necessary to create credit losses are as follows:
A recap of additional defaults that could occur before credit losses are as follows:
TRUST PREFERRED HOLDINGS as of March 31, 2009

Offering
Cusip	Deal	Class	Additional Defaults before Credit Loss
01449CAK6	Alesco 8	Pooled	3% annual defaults for 5 years
01449TAB9	Alesco 9	Pooled	Over 4% annual defaults for 5 years
01449WAD8	Alesco 10	Pooled	4% annual defaults for 5 years
01450AAD2	Alesco 11	Pooled	4% annual defaults for 5 years
01450DAE4	Alesco 12	Pooled	3% annual defaults for 5 years
014495AE5	Alesco 13	Pooled	4% annual defaults for 5 years
01450BAD0	Alesco 15 C	Pooled	4% annual defaults for 5 years
01450GAC1	Alesco 16 C	Pooled	3% annual defaults for 5 years
01450NAC6	Alesco 17	Pooled	Over 4% annual defaults for 5 years
44984SAD8	I-PreTSL 3	Pooled	Over 4% annual defaults for 5 years
74040KAC6	PreTSL 2	Pooled	A
74040XAD6	PreTSL 9	Pooled	Over 4% annual defaults for 5 years
74042DAE6	PreTSL 20	Pooled	Over % annual defaults for 5 years
74042QAA5	PreTSL 26	Pooled	Over 4% annual defaults for 5 years
87330WAG2	TBRNA 3	Pooled	A
89234NAB6	TPREF Funding 2	Pooled	Over 4% annual defaults for 5 years
894126AD3	Trapeza 4	Pooled	4% annual defaults for 5 years
89412RAD7	Trapeza 5	Pooled	Over 4% annual defaults for 5 years
894135AN2	Trapeza 13	Pooled	Over 4% annual defaults for 5 years
894135AS1	Trapeza 13	Pooled	A

A — Impairment charge recorded in March 2009 based on anticipated credit loss.

The above listings do not include 3 trust preferred holdings written off in March 2009 as follows:

01450BAF5	Alesco 15	Pooled
01450GAE7	Alesco 16	Pooled
903428AF7	US Capital 6	Pooled
Each of the holdings shown in the charts above has different characteristics. The majority of the investments were originally A rated Class C securities. As a general rule, when deferrals exceed 25%, impairments may be other than temporary and additional deferrals could cause OTTI losses as a lower amount of performing collateral supports the rated securities.

Securities and Exchange Commission
June 8, 2009

Comment 4: In your response to comment three of our letter dated January 25, 2009 you indicated that you would revise future filings to enhance your disclosure. It appears that you included the chart summarizing the non-agency CMO’s, however it does not appear you provided the textual discussion regarding the nature and type of the assets underlying securities or the same level of detail about the credit ratings provided in your March 11, 2009 response in the March 31, 2009 Form 10-Q. Please confirm that you will include disclosure similar to that proposed in your Letter dated March 11, 2009 in your June 30, 2009 Form 10K.
It is our intention to include the requested textual discussion as indicated in our March 11 response letter in our June 2009 Form 10-K.
Comment 5: We noted in your response to comment one that four securities, Taberna 2005-3A C1, PreTSL2, Trapeza 13AE, and BBC CAP Trust2, were partially impaired. While we note some reference to certain factors considered in your impairment analysis, please more fully explain, by individual security, how you determined they were partially impaired at March 31, 2009. Please provide us an update on the facts and circumstances surrounding the three pooled securities and one individual trust preferred securities as it relates to their current carrying value, any noted deterioration and/or change in credit ratings. Please also tell us whether you have taken any additional impairment on any of these during this particular quarter.
Please refer to Exhibit B on page 6 of this letter.
Taberna 2005-3A although it passed the base case (V3) discounted cash flow test, reported deferrals/defaults of 28.0% existed at March 31, 2009. Given that the pool is not expected to begin payments again for several years, we felt some impairment was appropriate, thus the write down by $2,132,000 to fair value at March 31, 2009.
PreTSL 2 reported deferrals of 24.0% at March 31, 2009 and also did not record a 100% in the base case (V3) discounted cash flow analysis so it was written down by $218,369 to the fair value of $1,405,200.
Trapeza 13 Class E which also passed the base case (V3) discounted cash flow analysis, represented our only investment in a Class E tranch and was deemed to be OTTI with a charge of $1,481,629 to reduce the carrying value to fair value at March 31, 2009. The fair value is less than the present value of discounted cash flows shown under all scenarios as the deferral percentage of 6.2% was considered low, but the probability of the credit support being insufficient going forward is higher given its Class E tranch status.
In addition, one single issue trust preferred security in BBC Capital Trust 2 was written down to fair value on March 31, 2009 as the issuer deferred interest payments on all preferred offerings during the March 2009 quarter. The extent of the overall debt obligations by Bank Atlantic were considered and we view it unlikely that all debts will be paid in full absent an economic recovery in south Florida.

Securities and Exchange Commission
June 8, 2009

The percentage of issuer deferrals in the above pooled offerings increased in the current quarter and we believe many of the issuers were in a capital retention mode and elected to defer payment as permitted by their debt contracts. Addressing the possibility of additional impairment losses in the June 2009 quarter, the determination of impairment losses is generally not determined until the last few weeks of the quarter based upon the most current performance data provided by the trustee reports.
If you have additional questions or comments concerning this response, please contact me either via phone at 412-373-4817 or e-mail to timothy.rubritz@parkvale.com.
Sincerely,
Timothy G. Rubritz
Vice President, Treasurer and Chief Financial Officer

cc:	Robert J. McCarthy, Jr. President and Chief Executive Officer